SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For May 16, 2008
The Governor and Company of the
Bank of Ireland
Head Office
Lower Baggot Street
Dublin 2
Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

           Form 20-F     X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

           Yes               No           X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TR-1: Notifications of Major Interests in Shares
1.    Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Bank of Ireland

2. Reason for the notification
(please place an X inside the appropriate bracket/s):

An acquisition or disposal of voting rights: ( )

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) :
( x ) -
See 13 below

3.    Full name of person(s) subject to notification obligation:

Capital Group Companies Inc.

4.    Full name of shareholder(s)
(if different from 3) :

5.    Date of transaction
(and date on which the threshold is crossed or reached if different):

01 November 2007 - See 13 below

6.    Date on which issuer notified:

15 May 2008

7.    Threshold(s) that is/are crossed or reached:

3%

8. Notified Details:

A: Voting rights attached to shares

Class/type of shares if possible use ISIN CODE	Situation previous to the triggering transaction
	Number of shares	Number of voting rights
	30,326,137	30,326,137

Resulting situation after the triggering transaction
Class/type of shares if possible use ISIN CODE	Number of shares	Number of voting rights		% of voting rights
		Direct	Indirect	Direct	Indirect
		Non- notifiable Holdings		Non- notifiable Holdings

B: Financial Instruments
Resulting situation after the triggering transaction

Type of Financial instrument	Expiration date	Exercise/ Conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/ converted)	% of voting rights

Total (A+B)
Number of voting rights	% of voting rights

N/A

9.
Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable
N/A

Proxy Voting:

10. Name of proxy holder:
N/A

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

Bank of Ireland is making this notification on receipt of a notification from Capital Group Companies Inc. under the Transparency (Directive 2004/109/EC) Regulations 2007.

Based on authorisation received by Capital Group Companies Inc. from the Irish Financial Services Regulatory Authority in November 2007, Capital Group Companies Inc. will no longer report ownership of securities, however, Capital Research and Management Company "CRMC" and Capital Group International, Inc "CGII" , will separately
 notify reportable ownership of securities.

14. Contact name:
John B. Clifford - Group Secretary

15. Contact telephone number
: +353 1 6043400

For notes on how to complete form TR-1 please see the FSA website.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Governor and Company
of the Bank of Ireland

John B. Clifford
Group Secretary

Date: For May 16, 2008